                                                              -------------------------
                                                              OMB APPROVAL
                                  UNITED STATES               -------------------------
                       SECURITIES AND EXCHANGE COMMISSION     OMB Number:  3235-0145
                             WASHINGTON, D.C. 20549           Expires: October 31, 2000
                                                              Estimated average burden
                                                              hour per response...14.90
                                  SCHEDULE 13G                -------------------------


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                 TRADER.COM N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  CLASS A COMMON SHARES, EURO 0.16 NOMINAL VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89254T102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ]     Rule 13d-1(b)
              [ ]     Rule 13d-1(c)
              [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 pages

----------------------------                    --------------------------------
CUSIP NO.     89254T102              13G            PAGE   2   OF   9   PAGES
----------------------------                    --------------------------------


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John H. MacBain
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)  [ ]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                 258,492 shares
       NUMBER OF           -----------------------------------------------------
        SHARES             6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                64,863,256 shares
          EACH             -----------------------------------------------------
        REPORTING          7    SOLE DISPOSITIVE POWER
         PERSON
          WITH:                 258,492 shares
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                49,825,375 shares
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        65,121,748 shares
--------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                             [ ]

--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        71.3%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------


                               Page 2 of 9 pages

----------------------------                    --------------------------------
CUSIP NO.     89254T102              13G            PAGE   3   OF   9   PAGES
----------------------------                    --------------------------------


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Louise T. Blouin
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)  [ ]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                 258,492 shares
       NUMBER OF           -----------------------------------------------------
        SHARES             6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                64,863,256 shares
          EACH             -----------------------------------------------------
        REPORTING          7    SOLE DISPOSITIVE POWER
         PERSON
          WITH:                 258,492 shares
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                49,825,375 shares
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        65,121,748 shares
--------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                           [ ]

--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        71.3%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------


                               Page 3 of 9 pages

----------------------------                    --------------------------------
CUSIP NO.     89254T102              13G            PAGE   4   OF   9   PAGES
----------------------------                    --------------------------------


Item 1(a).        NAME OF ISSUER:  Trader.com N.V.
                  --------------

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  -----------------------------------------------
                  Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, The Netherlands

Item 2(a).        NAMES OF PERSONS FILING: John H. MacBain and Louise T. Blouin.
                  -----------------------

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  -----------------------------------------------------------
                  The address of the principal business office of John
                  H. MacBain and Louise T. Blouin is 56, rue de Vandoeuvres, 1253 Vandoeuvres, Geneva, Switzerland.

Item 2(c).        CITIZENSHIP: Mr. MacBain and Ms. Blouin are citizens of
                  -----------
                  Canada.

Item 2(d).        TITLE OF CLASS OF SECURITIES: Class A Common Shares, Euro 0.16
                  ----------------------------
                  nominal value

Item 2(e).        CUSIP NUMBER:  89254T102
                  ------------

Item 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
                  ---------------------------------------------------------
                  13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
                  -----------------------------------------------------

                  Not Applicable.

Item 4.           OWNERSHIP.
                  ---------

         (a)      Amount Beneficially Owned:

                  The beneficial ownership analysis for Mr. MacBain is as follows:

                  As of December 31, 2000, through his indirect ownership interest in Floscule B.V., a Dutch corporation ("Floscule"), and Beachcave Corporation N.V., a Netherlands Antilles corporation, each of which are indirectly owned by Mr. MacBain and Ms. Blouin and in which Eric Teyssonniere de Gramont has an indirect interest (collectively, the "Holdcos"), Mr. MacBain may be deemed the beneficial owner of the following Class A Common Shares:

                  --------------------------------------------------------------------------------
                  Class A Common Shares held by Holdcos beneficially owned by
                  Mr. MacBain                                                            6,432,128
                  --------------------------------------------------------------------------------
                  Class A Common Shares held by Holdcos beneficially owned by
                  Ms. Blouin                                                             6,432,128
                  --------------------------------------------------------------------------------
                  Class A Common Shares held by Holdcos beneficially owned by
                  Mr. Teyssonniere                                                         399,000
                  --------------------------------------------------------------------------------
                  Options exercisable by Mr. MacBain within 60 days                        258,492
                  --------------------------------------------------------------------------------
                  TOTAL CLASS A COMMON SHARES DEEMED BENEFICIALLY OWNED BY
                  MR. MACBAIN                                                           13,521,748
                  --------------------------------------------------------------------------------

                  Mr. MacBain expressly disclaims beneficial ownership of 6,831,128 Class A Common Shares consisting of (a) 6,432,128 such shares held by the Holdcos beneficially owned by Ms. Blouin and (b) 399,000 such shares held by the Holdcos beneficially owned by Mr. Teyssonniere.


                               Page 4 of 9 pages

----------------------------                    --------------------------------
CUSIP NO.     89254T102              13G            PAGE   5   OF   9   PAGES
----------------------------                    --------------------------------


                  Mr. MacBain may also be deemed the beneficial owner of the following Class B Common Shares, which are convertible into an equal number of Class A Common Shares at any time:

                  ----------------------------------------------------------------------------------
                  Class B Common Shares held by Floscule beneficially owned by
                  Mr. MacBain                                                           17,732,627.5
                  ----------------------------------------------------------------------------------
                  Class B Common Shares held by Floscule beneficially owned by
                  Ms. Blouin                                                            17,732,627.5
                  ----------------------------------------------------------------------------------
                  Class B Common Shares held by Floscule beneficially owned
                  Mr. Teyssonniere                                                       1,096,864
                  ----------------------------------------------------------------------------------
                  TOTAL CLASS B COMMON SHARES DEEMED BENEFICIALLY OWNED BY
                  MR. MACBAIN                                                           36,562,119
                  ----------------------------------------------------------------------------------

                  Mr. MacBain expressly disclaims beneficial ownership of 18,829,491.5 Class B Common Shares consisting of (a) 17,732,627.5 such shares held by Floscule beneficially owned by Ms. Blouin and (b) 1,096,864 such shares held by Floscule beneficially owned by Mr. Teyssonniere.

                  Mr. MacBain has also entered into a Shareholders Agreement with all of the holders of the Class B Common Shares (which include two subsidiaries of Compagnie Generale d'Industrie et de Participations ("CGIP"), Floscule and Ms. Blouin (the "Shareholders Agreement")) relating to, among other things, the voting of Class B Common Shares for the election of the Issuer's supervisory directors, the transferability of the Class B Common Shares and other matters relating to the Issuer (but not relating to the Class A Common Shares owned by Mr. MacBain, Ms. Blouin or CGIP, including any Class A Common Shares that Mr. MacBain, Ms. Blouin or CGIP may obtain upon conversion of Class B Common Shares). As a result of this Shareholders Agreement, Mr. MacBain may be deemed to be the beneficial owner of the following Class B Common Shares held by subsidiaries of CGIP beneficially owned by CGIP which are convertible into an equal number of Class A Common Shares at any time:

                  --------------------------------------------------------------------------------
                  Class B Common Shares beneficially owned by CGIP                      15,037,881
                  --------------------------------------------------------------------------------
                  TOTAL CLASS B COMMON SHARES HELD BY CGIP DEEMED BENEFICIALLY
                  OWNED BY MR. MACBAIN                                                  15,037,881
                  --------------------------------------------------------------------------------

                  Mr. MacBain expressly disclaims membership in a group with CGIP and expressly disclaims beneficial ownership of all shares held directly or indirectly by CGIP.

                  The beneficial ownership analysis for Ms. Blouin is as follows:

                  As of December 31, 2000, through her indirect ownership interest in the Holdcos, Ms. Blouin may be deemed the beneficial owner of the following Class A Common Shares:

                  --------------------------------------------------------------------------------
                  Class A Common Shares held by Holdcos beneficially owned by
                  Ms. Blouin                                                             6,432,128
                  --------------------------------------------------------------------------------
                  Class A Common Shares held by Holdcos beneficially owned by
                  Mr. MacBain                                                            6,432,128
                  --------------------------------------------------------------------------------
                  Class A Common Shares held by Holdcos beneficially owned by
                  Mr. Teyssonniere                                                         399,000
                  --------------------------------------------------------------------------------
                  Options exercisable by Ms. Blouin within 60 days                         258,492
                  --------------------------------------------------------------------------------
                  TOTAL CLASS A COMMON SHARES DEEMED BENEFICIALLY OWNED BY
                  MS. BLOUIN                                                            13,521,748
                  --------------------------------------------------------------------------------


                               Page 5 of 9 pages

----------------------------                    --------------------------------
CUSIP NO.     89254T102              13G            PAGE   6   OF   9   PAGES
----------------------------                    --------------------------------


                  Ms. Blouin expressly disclaims beneficial ownership of 6,831,128 Class A Common Shares consisting of (a) 6,432,128 such shares held by the Holdcos beneficially owned by Mr. MacBain and (b) 399,000 such shares held by the Holdcos beneficially owned by Mr. Teyssonniere.

                  Ms. Blouin may also be deemed the beneficial owner of the following Class B Common Shares, which are convertible into an equal number of Class A Common Shares at any time:

                  ----------------------------------------------------------------------------------
                  Class B Common Shares held by Floscule beneficially owned by
                  Ms. Blouin                                                            17,732,627.5
                  ----------------------------------------------------------------------------------
                  Class B Common Shares held by Floscule beneficially owned by
                  Mr. MacBain                                                           17,732,627.5
                  ----------------------------------------------------------------------------------
                  Class B Common Shares held by Floscule beneficially owned by
                  Mr. Teyssonniere                                                       1,096,864
                  ----------------------------------------------------------------------------------
                  TOTAL CLASS B COMMON SHARES DEEMED BENEFICIALLY OWNED BY
                  MS. BLOUIN                                                            36,562,119
                  ----------------------------------------------------------------------------------

                  Ms. Blouin expressly disclaims beneficial ownership of 18,829,491.5 Class B Common Shares consisting of (a) 17,732,627.5 such shares held by Floscule beneficially owned by Mr. MacBain and (b) 1,096,864 such shares held by Floscule beneficially owned by Mr. Teyssonniere.

                  Ms. Blouin has also entered into the Shareholders Agreement. As a result, Ms. Blouin may be deemed to be the beneficial owner of the following Class B Common Shares held by subsidiaries of CGIP beneficially owned by CGIP which are convertible into an equal number of Class A Common Shares at any time.

                  --------------------------------------------------------------------------------
                  Class B Common Shares beneficially owned by CGIP                      15,037,881
                  --------------------------------------------------------------------------------
                  TOTAL CLASS B COMMON SHARES HELD BY CGIP DEEMED BENEFICIALLY
                  OWNED BY  MS. BLOUIN                                                  15,037,881
                  --------------------------------------------------------------------------------

                  Ms. Blouin expressly disclaims membership in a group with CGIP and expressly disclaims beneficial ownership of all shares held directly or indirectly by CGIP.

         (b)      Percent of Class:

                  John H. MacBain                         71.3%
                  Louise T. Blouin                        71.3%

         The foregoing percentages are calculated based on a numerator of (a) 65,121,748 Class A Common Shares deemed beneficially owned by each Reporting Person and a denominator of (b) 91,360,383 Class A Common Shares (upon conversion of all of the Class B Common Shares outstanding) reported to be outstanding as of April 5, 2000 in the Issuer's final Prospectus filed on March 30, 2000. See disclaimer of beneficial ownership above.

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           258,492 shares for John H. MacBain
                           258,492 shares for Louise T. Blouin


                               Page 6 of 9 pages

----------------------------                    --------------------------------
CUSIP NO.     89254T102              13G            PAGE   7   OF   9   PAGES
----------------------------                    --------------------------------


                  (ii)     shared power to vote or to direct the vote:

                           John H. MacBain        64,863,256 shares
                           Louise T. Blouin       64,863,256 shares

                  (iii) sole power to dispose or to direct the disposition of:

                           258,492 for John H. MacBain
                           258,492 for Louise T. Blouin

                  (iv) shared power to dispose or to direct the disposition of:

                           John H. MacBain        49,825,375 shares
                           Louise T. Blouin       49,825,375 shares

                  See disclaimer of beneficial ownership above.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  --------------------------------------------

                  Not Applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  --------------------------------------------------------
                  PERSON.
                  ------

                  Not Applicable.

Item 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ----------------------------------------------------------
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  -------------------------------------------------------------
                  COMPANY.
                  --------

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  ---------------------------------------------------------

                  Not Applicable. The reporting persons expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(1)(ii)(J).

Item 9.           NOTICE OF DISSOLUTION OF GROUP.
                  ------------------------------

                  Not Applicable.

Item 10.          CERTIFICATIONS.
                  --------------

                  Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).



                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]


                               Page 7 of 9 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned also hereby agrees to file this statement jointly pursuant to the Agreement listed on EXHIBIT 1 hereto.

Dated:  February 14, 2001




/s/ Louise T. Blouin                         /s/ John H. MacBain
-----------------------------------          ----------------------------------
Louise T. Blouin                             John H. MacBain



                               Page 8 of 9 pages